SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 6, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL- R$ 10,000,000,000.00

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2014

DATE, TIME AND VENUE: On April 30, 2014 at 10:00 a.m., at the Company's headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo.

CALL NOTICE:  The Call Notice was published in the March 29 and April 2 and 3, 2014 editions of the Official Gazette of the State of São Paulo and the March 29, April 1, 3 and 4, 2014 editions of the Valor Econômico newspaper.

ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

Jerônimo Antunes, member of the Board of Directors and Coordinator of the Audit Committee, Carlos Eduardo Teixeira Braga, representative of the shareholder State of São Paulo Treasury Department, Délio Rocha Leite, representative of the independent registered public accounting firm Deloitte Touche Tohmatsu, Horácio José Ferragino, member of Sabesp’s Fiscal Committee, Rui de Britto A. Affonso, Chief Financial Officer and Investor Relations Officer, Marcelo Miyagui, Head of Accounting, Mário A. de A. Sampaio, head of Capital Markets and Investor Relations, John Emerson Silva, Management Analyst of the Investor Relations Department, Sandra Maria Giannella, Executive Secretary to the Board of Directors, Angela Beatriz Airoldi, Manager of the Investor Relations Department, Priscila Costa da Silva, Management Analyst of the Investor Relations Department and Beatriz Helena de Almeida e Silva Lorenzi, lawyer of the Legal Department, also attended the meeting.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

PUBLICATIONS: Management Report and Financial Statements, together with the Reports of the Independent registered public accounting firm, the Audit Committee and the Fiscal Committee, for the fiscal year ended December 31, 2013, published on March 29, 2014 in both the Official Gazette of the State of São Paulo, Business Section 2, pages 25 to 45, and the Valor Econômico newspaper, São Paulo Regional Section, pages E25 to E46. The documents above were also made available to shareholders at the Company’s headquarters and on its website, with the proposal from management containing the capital budget and other document pursuant to applicable legislation.

AGENDA: ANNUAL SHAREHOLDERS’ MEETING:

I. Examination of the Annual Management Report for the fiscal year ended December 31, 2013; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2013, namely: Statement of Financial Position and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Reports by the Independent registered public accounting firm, Fiscal Committee’s and Audit Committee.  II. Resolution on the allocation of net income for the year 2013. III. Establishment of the number of members of the Board of Directors. IV. Election of the members of the Board of Directors for terms until 2016 and appointment of the Chairman of the Board of Directors. V. Election of the members of the Fiscal Committee for terms until 2015. VI. Establishment of the total compensation for the members of the Executive Board, the Board of Directors and the Fiscal Committee for fiscal year 2014.

EXTRAORDINARY SHAREHOLDERS’ MEETING:

I. Increase in the Company’s capital stock, without the issue of new shares, through the capitalization of its capital reserve, in the amount of one hundred and twenty-four million, two hundred and fifty-four thousand, eight hundred and fifty one reais and fifty one centavos (R$124,254,851.51) and part of the Company’s profit reserves, in the amount of three billion, six hundred and seventy-two million, fifty-six thousand, five hundred and eighty three reais and twenty six centavos (R$3,672,056,583.26), in accordance with paragraph 1 of Article 169 and Article 199 of Federal Law no. 6404/1976. II. Amendments to the Company’s Bylaws, with the modification of (a) the caput of Article 3, to reflect the new amount of the Company’s capital stock following the increase in capital stock referred to in item I above, if approved; (b) the first paragraph of Article 3, to increase the authorized capital limit to fifteen billion reais (R$ 15,000,000,000.00); (c) Article 14, to adjust the responsibilities of three (3) Management Divisions, given the changes to their organizational structures.

CLARIFICATIONS: 1) These matters were considered by the State Capital Protection Board (CODEC), in Process S.F. no. 12091-333072/2014, whose vote guidance of the representative of the State of São Paulo Treasury Department is included in CODEC Opinion no. 057/2014, of April 29, 2014.

RESOLUTIONS:

The Chairman of the Meeting began with the agenda for the ANNUAL SHAREHOLDERS’ MEETING, opening discussion on item I of the Agenda, the Examination of the Annual Management Report for the fiscal year ended December 31, 2013; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2013, namely: Statement of Financial Position and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Reports by the Independent registered public accounting firm, Fiscal Committee’s and Audit Committee.  The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion and considering that the subject was approved by the Company’s Board of Directors and Fiscal Committee, proposed to approve the Management Accounts and the Financial Statements supported by the Reports of the Audit Committee, Fiscal Committee and Independent registered public accounting firm for 2013, in conformity with the Management Report, the Statement of Financial Position and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and corresponding Notes to the Financial Statements. After being submitted to a vote by the Chairman, the proposal of the shareholder State of São Paulo Treasury Department, duly registering abstentions and negative votes, was approved by the majority of votes.

Afterwards, the Chairman discussed item II of the Agenda, Resolution on the allocation of net income for the year 2013. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion and considering that the subject was approved by the Board of Directors and the Fiscal Committee, and in conformity with Article 192 of Law 6404/76 and its amendments, proposed to allocate the net income for the year 2013 as follows: Net income for the year - R$1,923,558,803.56; (-) 5% to Legal Reserve R$96,177,940.18; (-) Minimum Mandatory Dividends R$456,845,215.87; (-) Supplementary Dividends R$80,619,743.98; (-) Investment Reserves R$1,289,915,903.53. After being submitted to a vote by the Chairman, the proposal of the shareholder State of São Paulo Treasury Department, duly registering abstentions and negative votes, was approved by the majority of votes.

Moving on, the Chairman discussed item III of the Agenda, Establishment of the number of members of the Board of Directors. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, proposed setting the number of Sabesp Board of Directors at nine (9) members. After being submitted to a vote by the Chairman, the proposal of the shareholder State of São Paulo Treasury Department, duly registering abstentions and negative votes, was approved by the majority of votes.

Next, the Chairman opened discussion on item IV of the Agenda, the Election of the members of the Board of Directors for terms until 2016 and appointment of the Chairman of the Board of Directors. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion no. 057/2014, nominated to the Board of Directors, for terms of two (2) years, ending in April 2016, the following individuals: MAURO GUILHERME JARDIM ARCE, DILMA SELI PENA, ALBERTO GOLDMAN, CLAUDIA POLTO DA CUNHA, WALTER TESCH, FRANCISCO VIDAL LUNA, JERÔNIMO ANTUNES and REINALDO GUERREIRO. After being discussed, the item was submitted to a vote and approved by the majority of votes.

Next, Camila Pupo Palomares, representing the shareholder The Bank of New York Mellon, nominated LUÍS EDUARDO ASSIS as a Board Member, representing the minority shareholders. The proposal was discussed, submitted to a separate vote, with the abstention of the State of São Paulo Treasury Department, and approved, as provided for in Article 239 of the Brazilian Corporate Law.

The Chairman also submitted, under the terms of paragraph 2 of Article 8 of the Company’s Bylaws, subject to a resolution by the Shareholders’ Meeting, the selection of the Chairman of the Board of Directors, with the appointment of MAURO GUILHERME JARDIM ARCE approved by the majority of votes.

Given the aforementioned resolutions, the Board of Directors is structured as follows: Chairman: Mauro Guilherme Jardim Arce, Brazilian, married, Electrical Engineer, Identity Card (RG) no. 2.550.634 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 107.894.648-53; Board Members: Dilma Seli Pena, Brazilian, divorced, geographer with a Masters in Public Administration, Identity Card (RG) no. 216.219 SSP/DF and inscribed in the roll of individual taxpayers (CPF) under number 076.215.821-20; Alberto Goldman, Brazilian, civil union, civil engineer, Identity Card (RG) no. 2.049.085-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 011.110.948-53; Claudia Polto da Cunha, Brazilian, married, attorney, Identity Card (RG) no. 18.205.781-1 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 127.276.788-43; Walter Tesch, Brazilian, married, sociologist, Identity Card (RG) no. 098.629 SSP/DF and inscribed in the roll of individual taxpayers (CPF) under number 334.124.720-34; Francisco Vidal Luna, Brazilian, married, economist, Identity Card (RG) no. 3.500.003 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 031.950.828-53; Jerônimo Antunes, Brazilian, married, accountant and business administrator, Identity Card (RG) 7.988.834-3 and inscribed in the roll of individual taxpayers (CPF) under number 901.269.398-53; Reinaldo Guerreiro, Brazilian, married, accountant, Identity Card (RG) no. 6.156.523-4 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 503.946.658-72; and Luís Eduardo Assis, Brazilian, separated, economist, Identity Card (RG) no. 5.906.923 and inscribed in the roll of individual taxpayers (CPF) under number 108.769.468-88, all domiciled in the city and state of São Paulo, Rua Costa Carvalho nº 300 - Pinheiros.

The Board Members shall perform their duties in accordance with the Company’s Bylaws, with a unified mandate until the Shareholders’ Meeting to approve the account for the year ending on December 31, 2015, subject to the provisions set for the in caput of Article 140 of Federal Law 6404/76. The assumption of office must comply with the requirements, constraints and procedures contained in the Brazilian Corporate Law and all other legal provisions in effect.  The declaration of assets shall be subject to applicable state regulations, such as the Statement of Consent, contained in the Novo Mercado Listing Rules of BM&FBOVESPA and others required by applicable law. And, under the terms of item 4.3, Section IV, of the Novo Mercado Listing Rules of BM&FBOVESPA, the Independent Board Members are Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiroand Luís Eduardo Assis.

Immediately thereafter, the Chairman moved on to item V of the Agenda, Election of the members of the Fiscal Committee for terms until 2015. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, nominated the following individuals as sitting members of the Fiscal Committee: JOSÉ ANTONIO XAVIER, HUMBERTO MACEDO PUCCINELLI, HORÁCIO JOSÉ FERRAGINO and RUI BRASIL ASSIS, and as alternate members, respectively: TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA, ENIO MARRANO LOPES and MÁRCIO REA. After being discussed, the item was submitted to a vote and approved by the majority of votes.

In this act, shareholder Alexander Bialer presented the nomination for sitting and alternate Board Members, respectively: ALEXANDRE LUIZ OLIVEIRA DE TOLEDO and ANTÔNIO CLÁUDIO ZEITUNI, representatives of the minority shareholders. The proposal was discussed, submitted to a separate vote, with the abstention of the State of São Paulo Treasury Department, and approved, as provided for in Article 240 of Law 6404/76.

The Fiscal Committee, with a one (1) year mandate, was structured as follows: Sitting Members: José Antonio Xavier, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, Identity Card (RG) no. 8.503.413 SSP/SP, and inscribed in the roll of individual taxpayers (CPF) under number 036.215.928-90; Humberto Macedo Puccinelli, Brazilian, divorced, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, Identity Card (RG) no. 9.211.361 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 022.759.188-76; Horácio José Ferragino, Brazilian, married, accountant, domiciled at Al. Santos nº 1165, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 4.675.828-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 531.087.018-00; Rui Brasil Assis, Brazilian, married, civil engineer, domiciled at Rua Bela Cintra, 847, Cerqueira Cesar,  in the city and state of São Paulo, Identity Card (RG) no. 6.355.316-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number923.245.258-87 and Alexandre Luiz Oliveira de Toledo, Brazilian, married, attorney, domiciled at Rua Quinze de Novembro nº 184, Centro, in the city and state of São Paulo, Identity Card (RG) no. 7.547.108 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number037.446.598-36.

Alternate Members, respectively, Tomás Bruginski de Paula, Brazilian, single, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, Identity Card (RG) no. 1.554.630-1 SSP/PR and inscribed in the roll of individual taxpayers (CPF) under number 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in the city and state of São Paulo, Identity Card (RG) no. 4.610.935 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 309.106.178-72; Enio Marrano Lopes, Brazilian, married, business administrator, domiciled at Alameda Santos nº 1165, 9º andar, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 8.385.865-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 021.526.678-16; Marcio Rea, Brazilian, married, business administrator, domiciled at Rua Bela Cintra, 847, 14º andar, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 13.277.220-6 and inscribed in the roll of individual taxpayers (CPF) under number 060.294.818-51 and Antônio Cláudio Zeituni, Brazilian, married, attorney, domiciled at Rua Quinze de Novembro nº 184, Centro, in the city and state of São Paulo, Identity Card (RG) no. 17.265.911-5 and inscribed in the roll of individual taxpayers (CPF) under number 148.207.548-18.

The elected Fiscal Committee Members shall hold office until the next Annual Shareholders’ Meeting and should a sitting member be unable to attend a meeting, they must inform the Company’s Secretariat – PPS, in order to allow for the convening of the alternate member. The assumption of office by the Fiscal Comittee Member must comply with the requirements, constraints and procedures contained in the Brazilian Corporate Law and all other legal provisions in effect. The declaration of assets shall be subject to applicable state regulations, such as the Statement of Consent, contained in the Novo Mercado Listing Rules of BM&FBOVESPA and others required by applicable law.

Next, the Chairman opened discussion on item VI of the Agenda, Establishment of the total compensation for the members of the Executive Board, the Board of Directors and the Fiscal Committee for fiscal year 2014. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, proposed the ratification of the compensation for the members of the Executive Board, in the individual monthly amount of twenty thousand, five hundred and ninety reais (R$20,590.00), pursuant to CODEC Opinion no. 003/2013 and CODEC Memo 001/GS-CODEC, of January 30, 2013, eligible for potential bonuses, pursuant to CODEC Opinion no. 150/2005. The compensation of the members of the Board of Directors and Fiscal Comittee shall be set pursuant to CODEC Opinion no. 001/2007, which corresponds to thirty percent (30%) and twenty percent (20%), respectively, of the monthly compensation for the executive officers, conditioned on compliance with the conditions included in CODEC Opinion 116/2004. The members of the Executive Board, the Board of Directors and the Fiscal Committee will be eligible for “pro rata” bonuses, paid in December, under the terms of Article 4 of CODEC Resolution no. 001/91. After being submitted to a vote by the Chairman, the proposal of the shareholder State of São Paulo Treasury Department, duly registering abstentions and negative votes, was approved by the majority of votes.

Next, the Chairman of the Meeting moved on to the agenda for the EXTRAORDINARY SHAREHOLDERS’ MEETING. Discussion was opened on item I of the Agenda, Increase in the Company’s capital stock, without the issue of new shares, through the capitalization of its capital reserves, in the amount of one hundred and twenty-four million, two hundred and fifty-four thousand, eight hundred and fifty one reais and fifty one centavos (R$124,254,851.51) and part of the Company’s profit reserves, in the amount of three billion, six hundred and seventy-two million, fifty-six thousand, five hundred and eighty three reais and twenty six centavos (R$3,672,056,583.26), in accordance with paragraph 1 of Article 169 and Article 199 of Federal Law no. 6404/1976. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion no. 057/2014 and taking into account that the item was approved by the Company’s Board of Directors and its Fiscal Council, proposed the cited capital increase in the amount of three billion, seven hundred and ninety-six million, three hundred and eleven thousand, four hundred and thirty four reais and seventy seven centavos (R$3,796,311,434.77), which would increase the Company’s capital stock from six billion, two hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty five reais and twenty three centavos (R$6,203,688,565.23), to ten billion (R$10,000,000,000.00) reais. The Chairman opened discussion on the item, followed by a vote, duly registering abstentions and negative votes, wherein the proposal by the proxy and representative of the State of São Paulo Treasury Department was approved by the majority of votes.

Next, the Chairman opened discussion on item II of the Agenda, Amendments to the Company’s Bylaws, with the modification of (a) the caput of Article 3, to reflect the new amount of the Company’s capital stock following the increase in capital stock referred to in item I above, if approved; (b) the first paragraph of Article 3, to increase the authorized capital limit to fifteen billion reais (R$ 15,000,000,000.00); (c) Article 14, to adjust the responsibilities of three (3) Management Divisions, given the changes to their organizational structures. The representative and proxy of the shareholder State of São Paulo Treasury Department Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, and taking into account that the item was approved by the Company’s Board of Directors and Fiscal Council, proposed that the amendments to the bylaws be approved. After being submitted to a vote by the Chairman, the proposal of the shareholder State of São Paulo Treasury Department, duly registering abstentions and negative votes, was approved by the majority of votes, with the bylaws entering into effect with the following wording:

“ARTICLE 3 – The capital stock is ten billion reais (R$10,000,000,000.00), fully subscribed and paid-in, divided into six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty nine (683.509.869) registered, book-entry common shares, of a single class and with no par value.

Paragraph 1: Regardless of the statutory amendment, the capital stock may be increased to the maximum limit of fifteen billion reais (R$15,000,000,000.00), upon resolution of the Board of Directors, with authorization from the Fiscal Committee.”

“[...]”

“ARTICLE 14 – The Executive Board shall be composed of six (6) members, all with unified terms of two (2) years in office, with reelection being permitted.

Paragraph 1 – The responsibilities of the CEO include:

“[...]”

VIII – coordinate, evaluate and control the duties relating to:

“[...]”

d)    regulatory matters;

“[...]”

Paragraph 2 – The responsibilities of the Corporate Management Officer include:

“[...]”

VII   new business

“[...]”

Paragraph 4 – The responsibilities of the Technology, Enterprises and Environment Officer include:

“[...]”

II. research, innovation, technological and operational development;

“[...]” .”

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to Article 130, paragraphs 1 and 2 of Law 6404/76, was approved by unanimous vote.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Special and Annual Shareholders’ Meetings were adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions taken.

DOCUMENTS FILED at the Company’s Secretariat – PPS. The proxies of the shareholder representatives listed below, accompanied with their voting records, will be filed at the Company’s headquarters, duly numbered and signed by the Presiding Board.

São Paulo, April 30, 2014.

JERÔNIMO ANTUNES
Chairman of the Meeting
CARLOS EDUARDO TEIXEIRA BRAGA (representative of the shareholder State of São Paulo Treasury Department)

MARLI SOARES DA COSTA Secretary of the Meeting	MARIALVE DE SOUSA MARTINS
Secretary of the Meeting

CAMILA PUPO PALOMARES (representative of the shareholder The Bank Of New York Mellon)	ALEXANDER BIALER (shareholder)

PAULO ROBERTO ESTEVES (representative of the shareholders Itaú Unibanco S.A.) AMUNDI FUNDS	PAULO ROBERTO ESTEVES (representative of the shareholders Banco Santander Brasil S.A.) AMUNDI ACTIONS EMERGENTS CPR GLOBAL INFRASTRUCURES FDA 21

PAULO ROBERTO ESTEVES

 (representative of the shareholders HSBC Corretora de Títulos e Valores Mobiliários S.A,)

HSBC INTERNATIONAL SELECT FUND - MULTIALPHA GLOBAL EMERGING MARKETS EQUITY

HSBC INSTITUTIONALTRUST SERVICES (SINGAPORE) LIMITED AS TRUSTEE OF ALLIANZ GLOBAL INVESTORS PREMIER FUNDS - ALLIANZ GLOBAL HIGH PAYOUT)

PAULO ROBERTO ESTEVES

(representative of the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY

RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY

HARTFORD GLOBAL RESEARCH HLS FUND

THE HARTFORD GLOBAL ALL ASSET FUND

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD GLOBAL RESEARCH FUND

MISSOURI EDUCATION PENSION TRUST

FLEXSHARES STOXX GLOBAL BROAD INFRASTRUCTURE INDEX FUND

JP MORGAN CHASE RETIREMENT PLAN

FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND

FRANKLIN TEMPLETON INVESTMENT FUNDS

H.E.S.T. AUSTRALIA LIMITED

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

SBC MASTER PENSION TRUST

STATE OF WYOMING

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

PAULO ROBERTO ESTEVES

(representative of the shareholders Citibank N.A)

FIDELITY LATIN AMERICA FUND

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

ASCENSION HEALTH MASTER PENSION TRUST

STATE OF OREGON

STATE OF OREGON

ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO

AGF INVESTMENTS INC

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

CIBC EMERGING MARKETS INDEX FUND

DOMINION RESOURCES, INC. MASTER TRUST

GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.

IBM 401(K) PLUS PLAN

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION

RUSSELL EMERGING MARKETS EQUITY POOL

STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STICHTING PHILIPS PENSIOENFONDS

TEACHER RETIREMENT SYSTEM OF TEXAS

THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

ACADIAN EMERGING MARKETS EQUITY FUND

KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM

BELL ATLANTIC MASTER TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES´ RETIREMENT SYSTEM

FIDELITY GLOBAL FUND

FLORIDA RETIREMENT SYSTEM TRUST FUND

JOHN DEERE PENSION TRUST

LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

RAYTHEON COMPANY MASTER TRUST

STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

GMAM GROUP PENSION TRUST II

EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII

LEGG MASON GLOBAL FUNDS, P.L.C.

NEW ZEALAND SUPERANNUATION FUND

OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

WHEELS COMMON INVESTMENT FUND

FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST

FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST

GMO FUNDS PLC

ILLINOIS STATE BOARD OF INVESTMENT

MARSH & MCLENNAN MASTER RETIREMENT TRUST

MICROSOFT GLOBAL FINANCE

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

NAV CANADA PENSION PLAN

UTAH STATE RETIREMENT SYSTEMS

EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

FLORIDA STATE BOARD OF ADMINISTRATION

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONAL FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND

AT&T UNION WELFARE BENEFIT TRUST

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND

THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST

DREYFUS INVESTMENT FUNDS - DREYFUS/THE BOSTON COMPANY EMERGING MARKETS CORE EQUITY FUND

THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

CN CANADIAN MASTER TRUST FUND

GARD COMMON CONTRACTUAL FUND

ISHARES MSCI BRAZIL CAPPED ETF

MERCER NON-US CORE EQUITY FUND

SPDR S&P EMERGING MARKETS ETF

EMERGING MARKETS INDEX NON-LENDABLE FUND

THE GMO EMERGING MARKETS FUND

GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND

FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD INTERNATIONAL VALUE FUND

GMAM INVESTMENT FUNDS TRUST

HEWLETT PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN - ALLIANCE BERNSTEIN

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

VIRGINIA RETIREMENT SYSTEM

COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

EMERGING MKTS EQTY MGRS: PORTFOLIO 1 OFFSHORE MASTER L.P.

MERCER INTERNATIONAL EQUITY FUND

FUTURE FUND BOARD OF GUARDIANS

BLACKROCK ECOSOLUTIONS INVESTMENT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

NORTHERN TRUST INVESTMENT FUNDS PLC

ISHARES MSCI BRIC INDEX FUND

ROBECO PORTFOLIO TRUST - SAM SUSTAINABLE WATER PORTFOLIO

RENAISSANCE GLOBAL INFRASTRUCTURE FUND

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

TYCO ELECTRONICS DEFINED BENEFIT PLNS MASTER TST

POWERSHARES GLOBAL WATER PORTFOLIO

ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

BEST INVESTMENT CORPORATION

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD UTILITIES EQUITY FUND

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

BELLSOUTH CORPORATION RFA VEBA TRUST

PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

PPL SERVICES CORPORATION MASTER TRUST

WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST

THE XSTRATA CANADA PENSION FUNDS TRUST - FOREIGN EQUITY FUND

FUTURE FUND INVESTMENT COMPANY NO.2 PTY LTD

PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

WISDOMTREE GLOBAL EX-US DIVIDEND GROWTH FUND

REGIME DE RETRAITE DU PERSONNEL DES CPE ET DES GARDERIES PRIVEES CONVENTIONNEES DU QUEBEC

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

SCHWAB EMERGING MARKETS EQUITY ETF

ISHARES MSCI EMERGING MARKETS INDEX FUND

UPS GROUP TRUST

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EGSHARES BRAZIL INFRASTRUCTURE ETF

GMO REAL RETURN ASSET ALLOCATION FUND, L.P.

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

CF DV EMERGING MARKETS STOCK INDEX FUND

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND

WELLS FARGO ADVANTAGE INTERNATIONAL VALUE PORTFOLIO

ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC

PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY CURRENCY HEDGED FUND

VERIZON MASTER SAVINGS TRUST

WISDOMTREE GLOBAL EX-US UTILITIES FUND

ISHARES MSCI ACWI EX US INDEX FUND

ISHARES MSCI ACWI INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

ING EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

MARATHON OIL COMPANY RETIREMENT PLAN TRUST

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

COMMONWEALTH SUPERANNUATION CORPORATION

PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES

FRANCISCAN ALLIANCE, INC

LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND

RARE INFRASTRUCTURE GLOBAL VALUE FUND L.P.

EMERGING MARKETS EQUITY FUND SERIES OF MOUNTAIN PACIFIC FUTURE WORLD FUNDS, LLC

ING EMERGING MARKETS EQUITY DIVIDEND FUND

ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC

ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO

WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO

NZAM EM8 EQUITY PASSIVE FUND

ADVANCED SERIES TRUST - AST RCM WORLD TRENDS PORTFOLIO

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

WISDOMTREE EMERGING MARKETS DIVIDEND GROWTH FUND

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

WISDOMTREE EMERGING MARKETS CONSUMER GROWTH FUND

DESJARDINS GLOBAL INFRASTRUCTURE FUND

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST

ENSIGN PEAK ADVISORS, INC.

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

April 30, 2014

Board of Directors

In accordance with the Company’s Bylaws, the members of our Board of Directors are elected by the annual shareholders’ meeting, for a two-year term of office, reelection permitted.

Two of the current members of our Board of Directors, Mauro Guilherme Jardim Arce and Luis Eduardo Assis, were elected by the Annual Shareholders’ Meeting of April 30, 2014. The term of office of all board members will end upon the election of the members for the new term of office by the 2016 annual shareholders meeting. Currently, the Company has four independent members, in accordance with the Novo Mercado regulations.

The table below presents the names, ages, positions, election date and a brief biography of the current members of the Board of Directors:

Board Member	Age	Position	Election Date
Mauro Guilherme Jardim Arce	72	Chairman	April 30, 2014
Dilma Seli Pena	64	Board Member	April 30, 2014
Alberto Goldman	76	Board Member	April 30, 2014
Walter Tesch	70	Board Member	April 30, 2014
Claudia Polto da Cunha	46	Board Member	April 30, 2014
Francisco Vidal Luna	67	Independent board member	April 30, 2014
Jerônimo Antunes	58	Independent board member	April 30, 2014
Reinaldo Guerreiro	61	Independent board member	April 30, 2014
Luis Eduardo Assis	57	Independent board member	April 30, 2014

Mauro Guilherme Jardim Arce. Mr. Arce has been the chairman of our Board of Directors since April 2014. He holds a degree in electrical engineering from Escola de Engenharia da Universidade Mackenzie, a graduate degree in engineering of electrical systems from Pontifícia Universidade Católica do Rio de Janeiro and a master's degree in power engineering from Rensselaer Polytechnic Institute-Troy (NY, USA). Currently, Mr. Arce is also Secretary of Sanitation and Water Resources, a member of the Board of Directors of Companhia Energética de Sao Paulo (CESP) and of the Fiscal Committee of Operador Nacional do Sistema Elétrico (ONS). At CESP, Mr. Arce also acted as CEO (2011-2014) and Chief Generation and Transmission Officer (1995-1998). He was also Secretary of Energy, Water Resources and Sanitation for the state of São Paulo between 1998 and 2006, chairman of the Board of Directors of Sabesp and of the electricity and gas companies in the state of São Paulo between 1998 and 2006 and Sabesp’s CEO from November 2002 to May 2003. He was Secretary of Transportation of the state of São Paulo between January 2007 and December 2010, Chairman of the Board of Directors of Desenvolvimento Rodoviário (DERSA) and Member of the Board of Directors of Companhia Docas de São Sebastião.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Dilma Seli Pena. Mrs. Dilma Pena has been a member of our Board of Directors since January 2007 and our CEO since January 2011. She holds a master's degree in public administration from FGV and an undergraduate degree in geography from Universidade de Brasilia. In 1976, Mrs. Pena began her career as a public servant working in the Institute for Applied Economic Research (IPEA). She was the director of the sanitation division of the Secretariat for Urban Sanitation Policy, director of the strategic investment division of the Ministry of Planning and director of the National Water Agency. Mrs. Pena was assistant secretary of the Economy and Planning Secretariat of the state of São Paulo..  From 2007 to 2011, Mrs. Pena was responsible for the Water Resources and Sanitation State Secretariat (formerly known as State Department of Sanitation and Energy) and was the chairman of the Board of Directors of Sabesp, EMAE and CESP, state-owned companies in the state of São Paulo.  Mrs. Pena is the author of several articles, texts and books in the areas of sanitation, water resources and planning.

Alberto Goldman. Mr. Goldman has been a member of our Board of Directors since April 2011.  He holds a degree in civil engineering from Escola Politécnica of Universidade de São Paulo.  Mr. Goldman was vice-governor of São Paulo state between January 2007 and March 2010 and governor of São Paulo state from April to December 2010.    He was a member of our Board of Directors from April 2009 to March 2010.  He was also Development Secretary of State (currently, State Department of Development, Science and Technology) from January 2007 to February 2009, State Representative for two mandates and Federal Deputy for six mandates. Mr. Goldman acted as president of the Joint Budget Committee in 2000 and rapporteur of the General Telecommunications Law.   He was Program Coordination State Special Secretary in 1987 and Administration Special Secretary between 1988 and 1990.  Mr. Goldman served as Minister of Transport between 1992 and 1994.

Walter Tesch. Mr. Tesch has been a member of our Board of Directors since April 2011.  He holds a degree in sociology from the Universidade do Uruguay and a master's degree in social sciences from Pontifícia Universidade Católica, in Peru.  Mr. Tesch has been Coordinator of the Coordination of Water Resources (CRHi) of the state of São Paulo since January 2011 and member of the National Water Resources Council. He has worked in Peru, Venezuela and in several Latin American countries in social development organizations in.  He served as the president of the Federation of the São Paulo State Workers’ Cooperatives (FETRABALHO) from 1996 to 2002, member of the board of the São Paulo State cooperatives organization (OCESP), president of the Committee of the Workers Cooperatives of the Americas (CICOPA) of the International Cooperative Alliance (ACI). Between 2005 and 2008, he served as head of the administrative district of Parelheiros, a watershed region in the city of São Paulo, and until 2010 he was Deputy Executive Secretary of Water Defense Operations, an agreement between the São Paulo city and state governments.  Mr. Tesch is also the author of books about cooperativism and water resources in the city of São Paulo.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Claudia Polto da Cunha. Mrs. Cunha has been a member of our Board of Directors since April 2013. She holds a degree in law and a master's degree in public law from Faculdade de Direito of Universidade de São Paulo (USP). She has been state attorney for the São Paulo State since 1991, acting as Director for Corporate Affairs to Companhia Paulista de Parcerias and  Executive Secretary at State Council for Protection of Capital of the State (Conselho de Defesa dos Capitais do Estado), since 2006. Mrs. Cunha is a member of the Board of Directors of Empresa Metropolitana de Transportes Urbanos and a member of the Fiscal Committee of Companhia de Desenvolvimento Habitacional e Urbano. She was a member of the Board of Directors of Companhia do Metropolitano de São Paulo, a member of the Fiscal Committee of the Rede  Ferroviária Federal, as well as a member of the board of trustees of the Fundação de Proteção e Defesa do Consumidor.

Francisco Vidal Luna. Mr. Luna has been an independent member of our Board of Directors and has been a member of the Audit Committee since April 2013. He has a doctorate in economics from Faculdade de Economia e Administração e Contabilidade of Universidade de São Paulo and is a retired professor at FEA-USP. In the public sector, he served as the Secretary of Planning and Economic Affairs for the São Paulo State Government, São Paulo Municipal Secretary of Planning, Special Secretary for Economic Affairs of the Ministry of Planning, Superintendent of the Planning Institute (IPLAN/IPEA) of the Ministry of Planning, member of the Board of Directors of Brazilian Development Bank (BNDES) and member of the Advisory Council of the Superintendence for the Development of the Northeast (SUDENE). In the private sector, he served as the Chairman of the Board of Directors and Executive Officer at Banco Inter American Express S.A. Currently, Mr. Luna is a member of the Board of Directors and Audit Committee of Desenvolve SP, member of the Board of Directors and the Audit Committee of Gafisa S.A., chairman of the Board of Directors of IDBRASIL, which manages the Soccer Museum, in São Paulo, the Portuguese Language Museum and the Afro Brazil Museum; member of the Board of Trustees of the Padre Anchieta Foundation; and member of the Advisory Council of FFM – School of Medicine Foundation.

Jerônimo Antunes. Mr. Antunes has been an independent member of our Board of Directors and coordinator of the Audit Committee since April 2008.   He holds a master's degree and a PhD degree in accounting and controllership from Universidade de São Paulo and undergraduate degree in business administration and accounting.  He has been a professor at FEA-USP since 1999, professor of various MBA courses at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI) since 2000, of FEA-USP, since 2000, and of Fundação Instituto de Administração (FIA) since 2006, among other institutions. Mr. Antunes has acted as independent auditor since 1977, expert and technical assistant in accounting investigation since 2005, and Chairman of the Audit Committee of Desenvolve SP since May 2013. He is a member of the IBGC and was Executive Director of IPECAFI, IBRACON and ANEFAC.

Reinaldo Guerreiro. Mr. Guerreiro has been an independent member of our Board of Directors and a member of the Audit Committee since January 2007. He is PhD in accounting and controllership, holds a master’s degree in accounting and controllership and a degree in accounting, all from FEA-USP.  Currently, Mr. Guerreiro is a full professor and Director of Faculdade de Economia, Administração e Contabilidade of Universidade de São Paulo.  He is a researcher of CNPQ, author of numerous books in managerial accounting, having published many scientific papers in national and international magazines. He is a consultant specializing in corporate economic and financial management. He worked on several projects in the areas of financial management, costs, budgets and information systems in various companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and the São Paulo state government (GESP).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Luis Eduardo Assis. Mr. Assis has been an independent member of our Board of Directors since April 2014. He holds a degree in economics from Universidade de São Paulo (USP), a master's degree from Universidade Estadual de Campinas, UNICAMP and an MBA from Scuola Superiore Enrico Mattei, Milan, Italy. He was director of Monetary Policy of the Central Bank of Brazil and professor at the Department of Economics at PUC-SP and FGV-SP. He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC. Currently, he serves as the President of Fator Seguradora and writes an opinion column for the newspaper O Estado de São Paulo.

Fiscal Council

Our Fiscal Council currently consists of five sitting members and five alternates.    Each member has an alternate. The current members of the Fiscal Council were elected by the Shareholders’ Meeting held on April 30, 2014, with term of office ending on April 30, 2015.

The table below presents the names, ages, positions, election date and a brief biography of the current members of the Fiscal Council:

Fiscal Council Member	Age	Position	Election Date
José Antonio Xavier	53	Sitting member	April 30, 2014
Humberto Macedo Puccinelli	56	Sitting member	April 30, 2014
Horacio José Ferragino	64	Sitting member	April 30, 2014
Rui Brasil Assis	59	Sitting member	April 30, 2014
Alexandre Luiz Oliveira de Toledo	54	Sitting member	April 30, 2014
Tomás Bruginski de Paula	53	Alternate member	April 30, 2014
José Rubens Gozzo Pereira	66	Alternate member	April 30, 2014
Enio Marrano Lopes	55	Alternate member	April 30, 2014
Marcio Rea	65	Alternate member	April 30, 2014
Antonio Cláudio Zeituni	43	Alternate member	April 30, 2014

Sitting Members:

José Antonio Xavier. Mr. Xavier has been a member of our Fiscal Committee since April 2011. He holds a degree in economics and a graduate degree in governmental controllership from Pontifícia Universidade Católica de São Paulo (PUC-SP). Mr. Xavier was auditor of the State Treasury Department between 1993 and 1998 and has been Technical Director of the State Treasury Department since 1998. Mr. Xavier was a member of the Fiscal Committee of BANESCARD, CESP and CDHU.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our Fiscal Committee since April 2011.  He holds a degree in economics from Pontifícia Universidade Católica de São Paulo (PUC-SP).  He worked in the Planning Department from 1985 to 1995, the State Health Department as adviser to the secretary between 1995 and 1996, at State Treasury Department between 1996 and 2002, and at the Planning Department as adviser to the secretary in 2003.  Since January 2004, he has served as technical advisor of the State Treasury Department.

Horácio José Ferragino. Mr. Farragino has been a member of our Fiscal Committee since April 2012. He holds a degree in accounting from Faculdades Integradas Santo Antônio (FISA-SP). He exercised his activities in the public sector at the Fundo Estadual de Construções Escolares (FECE) from 1970 to 1976, Companhia de Construções Escolares (CONESP) from 1976 to 1988, Fundação para o Desenvolvimento da Educação (FDE) from 1988 to 1995, and Casa Civil and Public Management Secretariat, where he coordinated projects focused on public procurement policy between 1995 and 2012. Mr. Ferragino currently serves on the Board for Government Innovation in the Planning and Regional Development Secretariat and teaches several courses in the public procurement area. Mr. Ferragino was Fiscal Adviser of Imprensa Oficial do Estado de São Paulo (IMESP).

Rui Brasil Assis. Mr. Assis has been a member of our Fiscal Committee since April 2014. He holds a degree in civil engineering from Escola de Engenharia de Lins. Currently, he is also a member of the Deliberative Council of the Fundação Agência de Bacia Hidrográfica do Alto Tietê (since june, 2006) and a member of Fiscal Committee of Fundação Centro Tecnológico de Hidráulica – FCTH (since march, 2014). In the public sector, he worked in the Lins City Hall (1980 to 1983), Water and Electricity Department (1983 to 1999), , Water Resources, Sanitation and Construction Secretariat (1999 to 2003), Energy, Water Resources and Sanitation Secretariat (2003 to 2007), Sanitation and Energy Secretariat (2007 to 2010) and Sanitation and Water Resources Secretariat (since 2011). Mr. Assis was also a member of the Fiscal Committee of EMAE (2007 to 2011), Board of Directors of the Association for Water Management of the  Paraíba do Sul River Basin (AGEVAP) (2003 to 2006) and the Board of Directors of the Companhia de Tecnologia de Saneamento Ambiental (CETESB) (1999 to 2007).

Alexandre Luiz Oliveira de Toledo. Mr. Toledo has been a member of our Fiscal Committee since April 2014. He holds a degree in law and from Faculdade de Direito of Universidade de São Paulo (USP). He has 20 years of professional experience in financial institutions, especially in the area of capital markets, acting in defense of minority shareholders. He was responsible for the legal department of banks such as Bradesco Investments and Schahin Cury S/A. He is a Board of Directors’ member graduated from Instituto Brasileiro de Governança Corporativa (IBGC). He currently is and was a Fiscal Committee member and Board of Directors’ member in various companies (CELG, CST, CERJ, Sabesp, Usiminas, Plascar, etc.).

Alternate members:

Tomás Bruginski de Paula. Mr. De Paula has been an alternate member of our Fiscal committee since April 2006.   He holds undergraduate and graduate degrees in economics from UNICAMP. He has been a professor of economics at Pontifícia Universidade Católica (PUC) since 1986.  He is an executive officer at Companhia Paulista de Parcerias since 2004 and at Companhia Paulista de Securitização since 2009. Mr. de Paula served as consultant for various entities, including the Economic Commission for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration, Brazilian School of Public Administration and Enterprises of FGV (EBAPE/FGV), the State Data Analysis System Foundation (SEADE), the National Electric Energy Agency in the areas of public policy and infrastructure financing. He is also a member of the Fiscal Commitee of Desenvolve SP and a member of the Board of Directors of DERSA. Mr. de Paula was also a member of the Fiscal Committee of Companhia de Energia Elétrica de São Paulo.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

José Rubens Gozzo Pereira. Mr. Pereira has been an alternate member of our Fiscal Committee since April 2010.  He holds a degree in economics from Universidade Mackenzie, a graduate degree from FGV and attended extension programs for international studies at the universities of London and Paris. He has been responsible for the Funding Department of the Treasury Department since 1989. Mr. Pereira held positions in the public sector in DAEE, where he was responsible for Budget and Financing area; he was Executive Director of Companhia de Engenharia de Tráfego (CET) and the Department of International Cooperation of Companhia Energética de São Paulo (CESP).

Enio Marrano Lopes. Mr. Lopes has been an alternate member of our Fiscal Committee since April 2014. He holds a degree in business administration from Faculdades Oswaldo Cruz. Currently, Mr. Lopes is also a member of the Fiscal Committee of the CDHU and Budget Assistant Coordinator at the Planning and Regional Development Secretariat of the state of São Paulo. He also served in various positions in the Economics and Planning Department of the state of São Paulo, SEADE Foundation and PRODESP and was a member of the Fiscal Committe of the DERSA, CPTM and CESP.

Marcio Rea. Mr. Rea has been an alternate member of our Fiscal Committee since April 2014. He holds a degree in business administration. He is currently Adviser to the Secretary of Sanitation  and Water Resources. He was Manager of the Executive Coordination of the Presidency of Companhia Energética de Sao Paulo (CESP) between 2011 and 2014. Mr. Rea was also Special Advisor at the Ministry of Science and Technology (1988 to 1989), head of staff of the Labor and Social Promotion Secretariat (1990 to 1991) and has served in various positions at CESP since 1992.

Antonio Cláudio Zeituni. Mr. Zeituni has been an alternate member of our Fiscal Committee since April 2014. He holds a degree in law from Faculdade Paulista de Direito of Pontifícia Universidade Católica de São Paulo (PUC). He worked in various areas of law, such as banking, civil, family and administrative law, with 18 years’ experience working in financial institutions. He worked at the Legal Department of Unibanco S.A., and in law firms, among which is Oliveira de Toledo & Advogados Associados, where he is a partner.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

Audit Committee

Our Bylaws determines the existence of an Audit Committee to be composed of three members of the Board of Directors, which shall exercise their duties in the Audit Committee for the same period of their mandate in the Board of Directors, except when decided otherwise by the shareholders’ meeting or by the Board of Directors.

Our Board of Directors determined that Jerônimo Antunes is qualified as a financial specialist in accordance with SEC’s regulations. The members shall be appointed by the Board of Directors.

The table below presents the names, ages, positions and election date of the members of the Audit Committee:

Member	Age	Position	Election Date
Jerônimo Antunes	58	Financial Specialist and Coordinator	May 14, 2014
Francisco Vidal Luna	67	Member	May 20, 2014
Reinaldo Guerreiro	61	Member	May 14, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 2, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.